PIERIS PHARMACEUTICALS, INC.
255 State Street, 9th Floor
Boston, MA 02109

August 21, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Jonathan Burr

RE:     Pieris Pharmaceuticals, Inc.
Registration Statement on Form S-3
Filed August 9, 2018
File No. 333-226725
Acceleration Request

Dear Mr. Burr:

With respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests, on behalf of Pieris Pharmaceuticals, Inc. (the “Company”), that the Securities and Exchange Commission accelerate the effective date of the Registration Statement to Friday, August 24, 2018, at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please contact Marc D. Mantell, Esq. of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (617) 348-3058, with any comments or questions regarding the Registration Statement.

Very truly yours,

PIERIS PHARMACEUTICALS, INC.

/s/ Stephen S. Yoder
Stephen S. Yoder
President and Chief Executive Officer

cc:    Ahmed Mousa, Esq., Pieris Pharmaceuticals, Inc.
Marc D. Mantell, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.